SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

Insituform Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

457667103

(CUSIP Number of Class of Securities)

Matthew J. Diserio

Water Asset Management LLC

425 Park Avenue

New York, NY 10022

(212) 754-5132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

May 29, 2008

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 457667103	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Water Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,375,079
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,375,079

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,375,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 457667103	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew J. Diserio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,375,079
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,375,079

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,375,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 457667103	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Disque D. Deane Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,375,079
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,375,079

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,375,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 457667103	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TRF Master Fund (Cayman) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,375,079
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,375,079

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,375,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 457667103	Page 6 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Water Investment Advisors (Cayman), Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,375,079
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,375,079

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,375,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%
14	TYPE OF REPORTING PERSON* OO

This Amendment No. 2 amends the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons on January 17, 2008, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on January 25, 2008. The Reporting Persons are jointly filing this Amendment No. 2. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

At the 2008 Annual Meeting, one of the Stockholder Nominees, Nickolas W. Vande Steeg, was elected to the Board. A copy of the press release issued by Water Asset Management on May 27, 2008 announcing the results of the 2008 Annual Meeting is attached hereto as Exhibit 99.5 and incorporated herein by reference.

As reported in Item 5, the Reporting Persons have sold a small portion of the Shares and as of May 29, 2008 beneficially own 4.95% the issued and outstanding Common Stock. The Reporting Persons reserve the right to sell additional shares of Common Stock owned by them, to purchase additional shares of Common Stock, or to engage in other transactions with respect to the Common Stock, including, but not limited to, derivative or swap transactions.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) As of the date of this Schedule 13D, the Reporting Persons beneficially own 1,375,079 shares of Common Stock. The Shares represent 4.95% of the 27,764,347 shares of Common Stock outstanding as of May 1, 2008, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008. The percentages used herein and in the rest of this Statement are calculated based upon this number of outstanding shares.

(b) The Reporting Persons share voting and dispositive power over the 1,375,079 shares of Common Stock held by the Stockholder.

(c) Schedule A hereto sets forth certain information with respect to purchases by the Stockholder, at the direction of the Managers, in the Common Stock during the past 60 days.

All of the transactions set forth on Schedule A were effected in The Nasdaq Global Select Market. Except as set forth above and on Schedule A, during the last 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d) Other than the Stockholder, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Common Stock on May 29, 2008.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

99.5	Press release of Water Asset Management, issued May 27, 2008.

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2008

WATER ASSET MANAGEMENT LLC

By:	/s/ Matthew J. Diserio
Name:	Matthew J. Diserio
Title:	President

TRF MASTER FUND (CAYMAN) LP
	By:	Water Investment Advisors (Cayman), Ltd., its General Partner

By:	/s/ Matthew J. Diserio
Name:	Matthew J. Diserio
Title:	President

WATER INVESTMENT ADVISORS (CAYMAN) LTD.

By:	/s/ Matthew J. Diserio
Name:	Matthew J. Diserio
Title:	President

/s/ Matthew J. Diserio
Matthew J. Diserio

/s/ Disque D. Deane Jr.
Disque D. Deane Jr.

Schedule A

(open market sales of Common Stock by the Stockholder during the past 60 days)

Date	Quantity	Price Per Share ($)
5/28/2008	22629	$18.20
5/28/2008	1400	$18.21
5/28/2008	2300	$18.22
5/28/2008	1300	$18.23
5/28/2008	1500	$18.24
5/28/2008	400	$18.25
5/28/2008	500	$18.30
5/28/2008	100	$18.31
5/28/2008	500	$18.32
5/28/2008	200	$18.34
5/29/2008	200	$18.19
5/29/2008	1600	$18.20
5/29/2008	493	$18.21
5/29/2008	200	$18.22
5/29/2008	600	$18.23
5/29/2008	1200	$18.24
5/29/2008	2187	$18.25
5/29/2008	1362	$18.26
5/29/2008	400	$18.27
5/29/2008	900	$18.27
5/29/2008	3500	$18.28
5/29/2008	3200	$18.29
5/29/2008	2600	$18.30
5/29/2008	7084	$18.31
5/29/2008	400	$18.32
5/29/2008	3474	$18.32
5/29/2008	5200	$18.33
5/29/2008	400	$18.34
5/29/2008	6000	$18.34
5/29/2008	5600	$18.35
5/29/2008	3500	$18.36
5/29/2008	1800	$18.37
5/29/2008	400	$18.38
5/29/2008	1500	$18.39
5/29/2008	500	$18.40
5/29/2008	800	$18.41
5/29/2008	500	$18.42
5/29/2008	300	$18.43
5/29/2008	600	$18.44
5/29/2008	900	$18.45
5/29/2008	300	$18.46
5/29/2008	600	$18.47
5/29/2008	200	$18.48
5/29/2008	500	$18.49
5/29/2008	100	$18.50
5/29/2008	100	$18.51
5/29/2008	100	$18.53
5/29/2008	100	$18.54
5/29/2008	100	$18.56
5/29/2008	400	$18.57
5/29/2008	100	$18.58